UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

(Report No. 3)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine, CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On December 23, 2022, the previously announced Extraordinary General Meeting of Shareholders (the “Meeting”) of G Medical Innovations Holdings Ltd. (the “Company”) was adjourned due to lack of the required quorum present to open and conduct the Meeting.

The adjourned Meeting will be held on December 28, 2022 at 5:00 p.m. (Israel time) virtually as follows:

Teleconference: https://zoom.us/j/97869609187?pwd=RlFlYXdVbUJkaVJTbmNCREpXeEl5Zz09

US + 97869609187#,,,,*709081# 13863475053

US +97869609187#,,,,*709081# 15074734847

Meeting ID: 978 6960 9187

Passcode: 709081

Any additional details regarding the adjourned Meeting will be provided prior to the adjourned Meeting. Only shareholders of record who held ordinary shares, par value $3.15 per share, of the Company at the close of business on Wednesday December 7, 2022, will be entitled to notice of and to vote at the adjourned Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: December 23, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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